NEWS RELEASE 11-03	JANUARY 24, 2010

FRONTEER GOLD REPORTS OBJECTIVES, WORK PLAN AND BUDGET FOR 2011

Fronteer Gold (FRG - TSX/NYSE Amex) reports its 2011 objectives, activities and budgets for Long Canyon, Northumberland and Sandman, the key Nevada gold deposits that form the company’s near-term production platform. The company also summarizes plans for Halilaga, its joint-venture, copper-gold porphyry project in northwestern Turkey.

There are significant milestones planned in 2011 as part of Fronteer Gold’s $48-million global exploration/development program.

“Our goal at Fronteer Gold is to be a low cost, >300,000-ounce-per-year North American producer. We aim to achieve this goal through developing the projects we currently own and using the significant treasury we have on hand,” says Mark O’Dea, Fronteer Gold President and CEO. “The quality and growth potential of our assets, combined with the strength of our team and finances, provide a solid foundation for Fronteer Gold to prosper in the year ahead.”

KEY OBJECTIVES

The company aims to build on the success of the past year. In 2010, Fronteer Gold solidified its gold focus through two key transactions. First, it consolidated ownership of its flagship Long Canyon project and expanded its hold on this emerging gold district. Second, the company sold its Labrador uranium assets, crystallizing significant value and establishing a well-funded pathway to production. In addition, Fronteer Gold refined its early-stage portfolio creating value through joint-venture agreements and property sales.

In 2011, Fronteer Gold is focused on the following objectives at its key projects:

  Long Canyon: advancing project to feasibility and permitting stage by year-end; 100,000 metres of resource expansion and infill drilling; and ongoing resource updates.

  Northumberland: completion of decline to access and further define areas of high-grade mineralization, with initial 4,000-metre underground drill program.

  Sandman: Newmont to make a production decision by June 2011.

  Halilaga: an initial 10,000 metres of drilling followed by a project-first resource estimate at year-end.

Fronteer Gold is well funded to advance its key gold projects to production sequentially over the near-term. As of Jan. 21, 2011, the company has cash and short-term deposits of approximately $100 million and available for sale securities with a fair value of approximately $287.76 million (includes 52.1 million common shares forthcoming from the expected closing of the sale of Aurora Energy Resource’s uranium assets to Paladin Energy Ltd.).

Details of our key project activities and objectives are summarized below.

NEVADA GOLD PLATFORM

Long Canyon

  Initiating permitting and commencing feasibility stage

We believe Long Canyon is one of the highest quality development-stage gold deposits in North America today in terms of its grade, metallurgy, strong growth profile, low-cost production attributes and jurisdiction. Since acquiring 100% of Long Canyon in late 2010 and expanding our exploration and development program to year-round, it is our intention to update the project resource base on an ongoing basis to keep pace with engineering work and mine-planning activities. Long Canyon’s comprehensive 2011 work program is focused on aggressive resource expansion, as well as on the metallurgical, engineering and environmental work necessary to move the project to feasibility stage. The $30-million work program for 2011 includes: a year-round drill program of more than 100,000 metres of exploration and development drilling, currently underway; additional updated resource in H1 2011, inclusive of step out results; completing an updated Preliminary Economic Assessment in H1 2011; completing an additional resource update near year-end 2011; and, initiating permitting and feasibility stage by year-end.

Northumberland

  Complete underground decline and access high-grade mineralization

Northumberland is a large Carlin-style deposit 100% owned by Fronteer Gold with the potential for significant annual production. A 280-metre decline is to be completed in early 2011 to access high-grade domains of underground-mineable sulphide gold mineralization defined by previous drilling. The construction of the portal entrance, as well as 95 metres of decline, have already been completed. An initial underground drill program of 4,000 metres is planned for 2011 and we anticipate more high-grade domains to be delineated. Bulk samples will also be obtained for metallurgical testing. We currently contemplate open-pit mining the oxide and transitional material, and selectively underground mining the higher grade sulphide material. Initial metallurgical results indicate that Northumberland mineralization can be processed with good recoveries using proven treatment methods. A US$10-million work program is planned for 2011 with the goal of completing a Preliminary Economic Assessment upon completion of development activities.

Sandman

  Newmont may make production decision by June 2011

Sandman is a high-grade epithermal gold system under option to, and operated by, Newmont USA Limited. Newmont is six months into its final year of a three-year earn-in agreement and has the option of earning an initial 51% interest in the project by making a positive production decision by June 2011. Newmont continues to meet earn-in obligations. The budget through to June 2011 is US$3 million and is focused on three of the four known gold deposits, as well as conducting property-wide exploration. Planned work activities include: an exploration/development drill program to commence in Q2, column-leach testing, waste-rock characterization, geotechnical evaluation and hydrological work.

OTHER PROJECTS

Halilaga

  Drilling of Central Zone and initial resource estimate

Halilaga, operated by our 60% joint venture partner Teck Madencilik Sanayi Ticaret A.S. (Teck), is a significant copper-gold porphyry system with excellent upside potential. Halilaga is accessible by road; situated in favourable terrain; and surrounded by excellent infrastructure. Drilling has currently identified copper-gold mineralization over a strike length of 1,200 metres and a width of 750 metres, with thicknesses of up to 600 metres. The Central Zone remains open for expansion in all directions. A CDN$5.5 -million exploration/development program (Fronteer Gold share: CDN$2.2 million) includes an initial 10,000 metres of drilling at the main Central Zone, with the remainder testing for porphyry targets outside this zone. Fronteer Gold anticipates completing the first resource estimate for the project by year-end.

NEVADA & U.S.

Fronteer Gold is advancing a regional pipeline of more than 50 gold projects through joint-venture or 100% ownership. Fronteer Gold has several joint ventures with companies in Nevada and Utah, including West Pequop with Agnico-Eagle Mines; Pequop South with Golden Dory; 11 U.S. projects with West Kirkland Mining; Easter with La Quinta; and Gold Springs 2 with High Desert Gold. Fronteer Gold also has ongoing exposure to exploration upside through retained interests and shareholdings in more than a dozen global projects.

For a full overview of Fronteer Gold, please view our corporate presentation at: http://www.fronteergold.com/sites/fronteer_admin/FronteerGold_CorpPresentation_01-2011.pdf

Ian Cunningham-Dunlop, P. Eng, Vice President Exploration for Fronteer Gold, is the company's designated Qualified Person for this news release and has reviewed and validated that all other information contained in the release is accurate.

For further information on Fronteer Gold, visit www.fronteergold.com or contact:

Mark O'Dea, President & CEO

Patrick Reid, Senior Director, Institutional Marketing Phone 604-632-4677 or Toll Free 1-877-632-4677 info@fronteergold.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, potential type of mining operation and timing and size of exploration and development programs involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer Gold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer Gold’s Annual Information form and Fronteer Gold’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer Gold disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.